                            Form 11-K Annual Report

________________________________________________________________________________


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                   __________________________________________

                                   FORM 11-K


[X] Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of
                              1934 (fee required)

                  For the fiscal year ended December 31, 1999

                                       OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
                           of 1934 (no fee required)

                For the transition period from ______ to ______

                         Commission file number 0-12345
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  STILLWATER MINING COMPANY, BARGAINING UNIT,
                  -------------------------------------------
                               401K PLAN & TRUST
                               -----------------

                           Stillwater Mining Company
                           1891 East 1st Avenue South
                                 P. O. Box 1209
                               Columbus, MT 59019

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Stillwater Mining Company
                                One Tabor Center
                       1200 Seventeenth Street, Suite 900
                                Denver, CO 80202

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY, BARGAINING UNIT, 401(K) PLAN AND TRUST


      June 30, 2000                   /s/ James A. Sabala
----------------------------          ------------------------------------------
          Date                        James A. Sabala
                                      Vice President and Chief Financial Officer

                           Stillwater Mining Company

                                 EXHIBIT INDEX



   Exhibit                    Document
   -------                    --------

     23.1         Consent of KPMG LLP, Independent Certified Public Accountants.

     23.2         Consent of PricewaterhouseCoopers LLP.

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                      Financial Statements and Schedules

                          December 31, 1999 and 1998

                  (With Independent Auditors' Report Thereon)

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST


                               Table of Contents




Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Benefits - Year Ended December
  31, 1999

Notes to Financial Statements

                                                                        Schedule
                                                                        --------

Schedule of Assets Held for Investment Purposes - December 31, 1999....       1

Schedule of Reportable Transactions - December 31, 1999................       2

Schedule of Nonexempt Transactions - December 31, 1999.................       3

                         Independent Auditors' Report

To the Administrator of the
 Stillwater Mining Company Bargaining Unit, 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company Bargaining Unit, 401(k) Plan and Trust (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statement of the Plan as of December 31, 1998 was audited by other auditors whose report dated September 20, 1999 (included herein) expressed an unqualified opinion on this statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes, Reportable Transactions and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 16, 2000

                       Report of Independent Accountants



To the Participants and Administrator of the Stillwater Mining Company, Bargaining Unit, 401(k) Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Stillwater Mining Company, Bargaining Unit, 401(k) Plan and Trust (the "Plan") at December 31, 1998, in conformity with accounting principles generally accepted in the United States. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


September 20, 1999

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998


                                                                               1999                  1998
                                                                         ------------------    ------------------
Assets:
     Investments, at fair value:
        Common stock                                                     $          921,030    $          580,735
        Mutual funds                                                             10,240,979             8,661,404
        Participant notes receivable                                                893,750               763,444
                                                                         ------------------    ------------------
           Total investments                                                     12,055,759            10,005,583

     Receivables:
        Employer contributions                                                       81,405                69,371
        Participant contributions and loan repayments                               136,255                81,540
                                                                         ------------------    ------------------
           Total receivables                                                        217,660               150,911
                                                                         ------------------    ------------------
           Net assets available for benefits                             $       12,273,419    $       10,156,494
                                                                         ==================    ==================

See accompanying notes to financial statements.

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1999

Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                           $          461,934
        Net appreciation in fair value of investments                               931,213
        Interest income on loans                                                     60,813
                                                                         ------------------
              Total investment income                                             1,453,960
                                                                         ------------------
     Contributions:
        Employer contributions                                                      928,022
        Participant contributions and rollovers                                   1,528,324
                                                                         ------------------
              Total additions                                                     3,910,306

Deductions from net assets attributed to:
     Distributions and withdrawals                                                1,242,749
     Transfer to Stillwater Mining Company 401(k)
        Plan and Trust                                                              539,074
     Administrative expenses                                                         11,558
                                                                         ------------------
              Total deductions                                                    1,793,381

Net increase                                                                      2,116,925

Net assets available for benefits:
     Beginning of year                                                           10,156,494
                                                                         ------------------
     End of year                                                         $       12,273,419
                                                                         ==================

See accompanying notes to financial statements.

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998



(1)   Description of the Plan

      On October 1, 1996, Stillwater Mining Company (the "Company") established the Stillwater Mining Company Bargaining Unit 401(k) Plan and trust (the "Plan") for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)  General

           The Plan is a defined contribution plan covering all union employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective November 1, 1999, employees are eligible to participate in the Plan the beginning of the month following the employee's date of hire. Prior to the change, employees were eligible to participate in the plan after six consecutive months of service.

      (b)  Plan and Trust Administration

           The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that was administered under a trust agreement with Fidelity Management Trust Company through October 31, 1999. Effective November 1, 1999, the Plan changed trustees to Smith Barney Plan Services (the "Trustee").

      (c)  Contributions

           Each participant has the option to make pre-tax "elective deferral contributions" to the Plan of not less than 1% of nor more than 10% of eligible compensation. The Company contributes an amount equal to 200% of each participant's elective deferral contribution, up to 3% of the participant's compensation for the contribution period. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

           The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant's eligible compensation to the total compensation paid to all eligible participants for the Plan year.

      (d)  Participant Accounts

           Each participant's account is credited with the participant's contribution and allocation of (a) the Company's matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.



                                                                     (Continued)

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998

   (e)  Vesting

        Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent vested after three years of service.

   (f)  Forfeitures

        Forfeitures of terminated participants' non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. During 1999, $33,993 of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

   (g)  Payment of Benefits

        When benefit payments are requested, upon termination, retirement or death, participants or their beneficiaries receive a lump-sum amount equal to the vested value of his or her account.

   (h)  Investment Options

        Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options managed by the Trustee:

          Lexington Worldwide Emerging Markets Fund - Funds are invested in equity securities of companies domiciled in, or doing business in, emerging countries.

          Scudder International Fund - Funds are invested in securities of non-United States companies and economies with strong prospects for growth.

          Dreyfus Appreciation Fund - Funds are invested primarily in the common stocks of domestic and foreign issuers.

          Dreyfus Premier Core Value Fund - Funds are invested primarily in equity investments, such as common stocks and securities convertible into common stock to seek long term growth of capital.

          Baron Asset Fund - Funds are invested in companies with market capitalizations between $100 million and $1.5 billion that the advisor believes have under valued assets or favorable growth prospects.

          Royce Premier Fund - Funds are invested in a limited number of common stocks and convertible securities of companies viewed by the investment manager as having superior financial characteristics and/or attractive business prospects.


                                                                     (Continued)

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                           December 31, 1999 and 1998


          Warburg Pincus Fixed Income Fund - Funds are invested in a diversified pool of fixed income securities.

          Strong Government Securities Fund - Funds are invested primarily in AAA-rated U.S. Government securities with average effective maturity between five and ten years.

          INVESCO Select Income Fund - Funds are invested in both corporate and U.S. Government fixed income securities.

          Lexington GNMA Income Fund - Funds are invested primarily in mortgage-backed GNMA certificates. The full and timely payment of principal and interest by the U.S. Government is guaranteed for these securities.

          MCM Stable Asset Fund - Funds are invested to achieve a predictable rate of return while preserving the safety of the principal investment and avoiding market risk.

          American Century Income and Growth Fund - Investor - Funds are invested primarily in common stocks selected from a universe of the 1,500 largest companies traded in the U.S. Management employs optimization models to construct a portfolio with underlying characteristics that resemble those of the S&P 500.

          INVESCO High Yield Fund - Funds are invested primarily in bonds and other debt securities, as well as preferred stocks.

          Janus Enterprise Fund - Funds are invested in stocks with at least 50% in securities issued by medium sized companies.

          Janus Fund - Funds are invested primarily in common stocks of larger, more established companies, though the fund may invest in a large number of issuers of any size.

          Janus Balanced Fund - Funds are normally invested in securities selected for their growth or income potential with approximately 25% invested in fixed income securities.

          Wasatch Mid-Cap Fund - Funds are invested in small to mid-sized companies believed by the manager to have exceptional growth potential.

          Smith Barney S&P 500 Index Fund - Funds are invested in stocks to replicate the performance of the S&P 500 Index.

          Smith Barney Governmental Portfolio - Funds are invested in U.S. Government obligations, including mortgage-backed securities and related repurchase agreements.

          Stillwater Mining Company Stock - Funds are invested in Stillwater Mining Company stock.


                                                                     (Continued)

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998

(2)   Summary of Accounting Policies

      (a)  Basis of Accounting

           The Plan's financial statements are prepared using the accrual method of accounting.

      (b)  Appreciation (Depreciation) of Investments

           The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

      (c)  Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (d)  Investments

           Plan investments are valued at fair value based on the market value or share price at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

           Participant notes receivable are valued at principal amount, which approximates fair value.

      (e)  Expenses of the Plan

           The Company reimburses substantially all of the expenses incurred in the administration of the Plan.



                                                                     (Continued)

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                           December 31, 1999 and 1998



(3)  Investments

     In September, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-
     3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation. The following table presents the fair values of investments as determined by quoted market price as of December 31:

                                                                  1999                                      1998
                                                ---------------------------------------     --------------------------------------
                                                    Number of                                    Number of
                                                    shares or                                    shares or
                                                    principal                                    principal
                                                     amount              Fair value               amount             Fair value
                                                -----------------     -----------------      ----------------     ----------------
Stillwater Mining Company Stock -
  Common Stock                                             28,895     $         921,030                24,335     $        580,735
Lexington Worldwide Emerging Markets
  Fund                                                        519                 7,838                     -                    -
Scudder International Fund                                  1,957               138,453                     -                    -
Dreyfus Appreciation Fund                                  98,641             4,510,847                     -                    -
Dreyfus Premier Core Value Fund                            90,655             2,794,901                     -                    -
Baron Asset Fund                                              505                29,676                     -                    -
Royce Premier Fund                                          2,636                25,198                     -                    -
Warburg Pincus Fixed Income Fund                              299                 2,978                     -                    -
Strong Government Securities Fund                          43,583               439,316                     -                    -
INVESCO Select Income Fund                                    141                   858                     -                    -
Lexington GNMA Income Fund                                    181                 1,461                     -                    -
MCM Stable Asset Fund                                       8,049                88,374                     -                    -
American Century Income & Growth Fund
  -Investor                                                   229                 7,793                     -                    -
INVESCO High Yield Fund                                       260                 1,671                     -                    -
Janus Enterprise Fund                                      46,632               182,392                     -                    -
Janus Fund                                                  2,379                28,046                     -                    -
Janus Balanced Fund                                           637             1,090,714                     -                    -
Wasatch Mid-Cap Fund                                           37                   798                     -                    -
Smith Barney S&P 500 Index fund                             1,931                28,981                     -                    -
Smith Barney Government Portfolio                         860,684               860,684                     -                    -
Loan Fund                                                 893,750               893,750               763,444              763,444
Fidelity Growth & Income Portfolio                              -                     -                64,259            2,945,642
Fidelity Magellan Fund                                          -                     -                28,747            3,473,185
Fidelity Government Securities Fund                             -                     -                48,383              490,604
Fidelity Asset Manager Portfolio                                -                     -                54,289              944,078

                                                                     (Continued)

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                                                  1999                                        1998
                                                --------------------------------------      --------------------------------------
                                                     Number of                                  Number of
                                                     shares or                                  shares or
                                                     principal                                  principal
                                                      amount              Fair value             amount             Fair value
                                                -----------------     ----------------      ----------------     -----------------
Fidelity Retirement Government
  Money Market Portfolio                                        -     $              -               464,983     $         464,983
Fidelity Low Priced Stock Fund                                  -                    -                 6,247               142,753
Fidelity Contrafund                                             -                    -                 2,332               132,460
Fidelity Diversified International Fund                         -                    -                 3,820                67,699
                                                                      ----------------                           -----------------
                                                                      $     12,055,759                           $      10,005,583
                                                                      ================                           =================

(4)  Participant Loans

     Participant loans shall not exceed the lessor of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant's vested interest or, if greater, the total individual account up to $10,000. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time. Interest rates on the participant loans outstanding at December 31, 1999 ranged from 7.0% to 10.25%.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

(6)  Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated June 4, 1997 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended sine receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                                                                     (Continued)

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                         Notes to Financial Statements

                          December 31, 1999 and 1998



(7)  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of the Plan's financial instruments:

          Investments.   See Note 2(d) regarding investment valuation.

          Participant loans. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics.

(8)  Non-Exempt Transactions

     There was one unintentional delay by the Company in submitting a contribution in the amount of $229,860 to the trustee during 1999.

                                                                      Schedule 1
                                                                      ----------

                           STILLWATER MINING COMPANY

                                BARGAINING UNIT

                             401(k) PLAN AND TRUST

                Schedule of Assets Held for Investment Purposes

                               December 31, 1999


                                            Description of investment
      Identity of issue,                     including maturity date,
       borrower, lessor                   rate of interest, collateral,                             Current
       or similar party                       par or maturity value                                  value
-------------------------------  ------------------------------------------------   ----------------------------------------
Stillwater Mining Company (a)    Stillwater Mining Company Stock - Common
                                   Stock                                                                         $   921,030
Lexington Management Corp.       Lexington Worldwide Emerging Markets Fund                                             7,838
Scudder                          Scudder International Fund                                                          138,453
Dreyfus Corp.                    Dreyfus Appreciation Fund                                                         4,510,847
                                 Dreyfus Premier Core Value Fund                                                   2,794,901
Baron Management                 Baron Asset Fund                                                                     29,676
Quest Advisory Corp.             Royce Premier Fund                                                                   25,198
Warburg Pincus                   Warburg Pincus Fixed Income Fund                                                      2,978
Strong Capital Management        Strong Government Securities Fund                                                   439,316
INVESCO Funds Group Inc.         INVESCO Select Income Fund                                                              858
Lexington Management Corp.       Lexington GNMA Income Fund                                                            1,461
Union Bond & Trust Co.           MCM Stable Asset Fund                                                                88,374
American Century/Benham          American Century Income & Growth Fund - Investor                                      7,793
INVESCO Funds Group Inc.         INVESCO High Yield Fund                                                               1,671
Janus Capital Corp.              Janus Enterprise Fund                                                               182,392
                                 Janus Fund                                                                           28,046
                                 Janus Balanced Fund                                                               1,090,714
Wasatch Advisors, Inc.           Wasatch Mid-Cap Fund                                                                    798
Smith Barney Asset
  Management (b)                 Smith Barney S&P 500 Index Fund                                                      28,981
                                 Smith Barney Government Portfolio                                                   860,684
Stillwater Mining Company
Bargaining Unit 401(k) Plan      Participant loans; interest rates ranging
and Trust                        from 7% to 10.25%                                                                   893,750
                                                                                                                 -----------
                                                                                                                 $12,055,759
                                                                                                                 ===========

(a)  Party-in-interest to the Plan.
(b) Party-in-interest to the Plan because an affiliate is a servicer provider to, and trustee of, the Plan.

See accompanying independent auditors' report.

                                                                     Schedule 2
                                                                     ----------

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                      Schedule of Reportable Transactions

                         Year ended December 31, 1999

                                                                                                      Expense
  Identity of                                                                                      incurred with
 Party involved          Description of asset       Purchase price   Selling price   Lease rental    transaction    Cost of asset
----------------   ------------------------------   --------------   -------------   ------------   -------------   -------------
Fidelity
  Investments      Fidelity Magellan Fund           $            -       4,049,201              -               -       3,091,737

Fidelity
  Investments      Fidelity Growth & Income Fund                 -       2,588,551              -               -       2,060,822

Fidelity
  Investments      Fidelity Asset Manager Fund                   -         990,348              -               -         950,341

Fidelity           Fidelity Retirement Government
  Investments         MM Fund                                    -         697,329              -               -         694,374



                                        Current value
                                         of asset on
   Identity of                           transaction      Net gain
 Party involved                             date           (loss)
----------------                       --------------   ------------

Fidelity
  Investments                               4,049,201        957,464

Fidelity
  Investments                               2,588,551        527,729

Fidelity
  Investments                                 990,348         40,007

Fidelity
     Investments                              697,329          2,955

See accompanying independent auditors' report.

                                                                     Schedule 3
                                                                     ----------

                           STILLWATER MINING COMPANY
                                BARGAINING UNIT
                             401(k) PLAN AND TRUST

                      Schedule of Reportable Transactions

                         Year ended December 31, 1999


                                                         Description of transactions
                             Relationship to plan,      including maturity date, rate
      Identity of              employer or other        of interest, collateral par or      Purchase      Selling      Lease
    Party involved             party-in-interest               maturity value                 Price        Price       Rental
-------------------------    ---------------------     --------------------------------    ----------    ---------    --------
Stillwater Mining Company        Plan Sponsor          Employee deferrals not deposited    $        -            -           -
                                                       to Plan in a timely manner


                                        Expenses
                                      incurred in                                           Net gain or
      Identity of                   connection with         Cost of       Current value   (loss) on each
    Party involved                    transaction            asset          of asset        transaction
-------------------------          -----------------      -----------   ----------------  ---------------
Stillwater Mining Company                          -                -                  -                -


There was one unintentional delay by the Company in submitting a contribution in the amount of $229,860 to the trustee during 1999.

See accompanying independent auditors' report.